UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 30, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ARCA biopharma, Inc.

File No. 0-22873 - CF#23681

      ARCA biopharma, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 15, 2009 and Exhibits to a Form 10-Q/A filed November 6, 2009 in which Exhibit 10.11 was filed with reduced redactions and Exhibit 10.2 was filed with all exhibits.

      Based on representations by ARCA biopharma, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through May 15, 2019
Exhibit 10.2	through May 15, 2019
Exhibit 10.3	through May 15, 2019
Exhibit 10.4	through May 15, 2019
Exhibit 10.5	through May 15, 2019
Exhibit 10.7	through May 15, 2019
Exhibit 10.8	through May 15, 2019
Exhibit 10.9	through May 15, 2019
Exhibit 10.10	through May 15, 2019
Exhibit 10.11	through February 17, 2017
Exhibit 10.13	through February 17, 2017
Exhibit 10.14	through May 15, 2019
Exhibit 10.15	through May 15, 2019

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor

Special Counsel